Exhibit 99.2

Edison Mission Energy
Illinois Plants—Funds Flow from Operations
Twelve Months Ended March 31, 2004
(In Millions) (Unaudited)

	Midwest Generation LLC	Edison Mission Overseas Co.	Edison Mission Midwest Holdings	Consolidation Adjustments (Note 2)	Sale Leaseback Adjustments (Note 1)	Edison Mission Midwest Holdings	Sale Leaseback Adjustments (Note 3)	Illinois Plants
	(SEC Reporting Basis)	(Consolidated)	(Parent)			(Consolidated)
Project Revenues
Electric revenues	$1,078	$0	$0	$0	$0	$1,078	$0	$1,078
Income (loss) from price risk management	(2)	—	—	—	—	(2)	—	(2)

Total operating revenues	1,076	—	—	—	—	1,076	—	1,076

Project Operating Expenses
Fuel	390	—	—	—	—	390	—	390
Plant operations	323	—	—	30	(1)	352	75	427
Depreciation and amortization	160	0	—	(12)	6	154	(43)	111
Asset impairment and other charges	1,025	—	—	(780)	—	245	—	245
Settlement of postretirement employee benefit liability	—	—	—	—	—	—	—	—
Administrative and general	27	1	8	(1)	(17)	18	—	18

Total operating expenses	1,925	1	8	(763)	(12)	1,159	32	1,191

Project Revenues less Operating Expenses	(849)	(1)	(8)	763	12	(83)	(32)	(115)

Project Other Income (Expense)
Interest and other income	(0)	1	1	—	—	2	—	2
Intercompany interest income (expense):
Edison Mission Energy	113	—	—	—	—	113	—	113
Edison Mission Overseas	(218)	218	—	—	—	—	—	—
Interest expense	(123)	—	(70)	37	(1)	(157)	87	(70)

Total other income (expense)	(228)	219	(69)	37	(1)	(42)	87	45

Income (Loss) before Income Taxes and Cumulative Effect	(1,077)	218	(77)	800	11	(125)	55	(70)
Income taxes	(418)	89	(32)	307	4	(50)	20	(30)

Income (Loss) before Cumulative Effect	(659)	129	(45)	493	7	(75)	35	(40)

Cumulative effect of change in accounting, net of tax	—	—	—	—	(0)	(0)	—	(0)

Net Income (Loss)	$(659)	$129	$(45)	$493	$7	$(75)	$35	$(40)

Funds Flow from Operations
Income (loss) before Income Taxes and Cumulative Effect	$(1,077)	$218	$(77)	$800	$11	$(125)	55	$(70)
Add (deduct):
Depreciation and amortization	160	0	—	(12)	6	154	(43)	111
Asset impairment charge	1,025	—	—	(780)	—	245		245
Settlement of postretirement employee benefit liability	—	—	—	—	—	—		—

Funds Flow from Operations	$108	$218	$(77)	$8	$17	$274	$12	$286

Note 1 Consolidation adjustment required to report the Collins leases as operating leases by Edison Mission Midwest Holdings and subsidiaries in lieu of lease financings recorded by Midwest Generation, LLC.

Note 2 Includes: (a) push down of parent G&A for SEC reporting, (b) reclassification of cumulative effect of change in accounting for purposes of Funds Flow from Operations.

Note 3 Consolidation adjustment required to report the Powerton/Joliet leases as operating leases by Edison Mission Energy and subsidiaries in lieu of lease financings recorded by Midwest Generation, LLC.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Illinois Plants is not a legal entity and accordingly, the above financial information for the Illinois Plants has not been prepared in accordance with generally accepted accounting standards.